Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,	June 30,
	2017	2018
	Audited	Unaudited
Assets
Current Assets:
Cash and cash equivalents	$31,567	$34,662
Short-term bank deposits	5,913	-
Accounts receivable (net of allowance of $609 and $584 at December 31, 2017 and June 30, 2018, respectively)	62,830	50,240
Prepaid expenses and other current assets	13,955	7,936
Total Current Assets	114,265	92,838

Property and equipment, net	17,476	15,938
Intangible assets, net	11,309	8,975
Goodwill	125,051	125,051
Deferred taxes	4,798	4,752
Other assets	1,128	699
Total Assets	$274,027	$248,253
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$39,180	$35,150
Accrued expenses and other liabilities	17,784	16,172
Short-term loans and current maturities of long-term and convertible debt	13,989	13,472
Deferred revenues	5,271	4,432
Payment obligation related to acquisitions	5,146	5,146
Total Current Liabilities	81,370	74,372
Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	19,382
Convertible debt, net of current maturities	16,693	7,937
Other long-term liabilities	7,606	5,992
Total Liabilities	135,695	107,683
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.03 par value - Authorized: 40,000,000 shares; Issued: 25,965,360 at December 31, 2017 and June 30,2018 ; Outstanding: 25,850,021 shares at December 31, 2017 and June 30, 2018	211	211
Additional paid-in capital	236,975	238,459
Treasury shares at cost (115,339 shares at December 31, 2017 and June 30, 2018)	(1,002)	(1,002)
Accumulated other comprehensive income	532	243
Accumulated deficit	(98,384)	(97,341)
Total Shareholders' Equity	138,332	140,570
Total Liabilities and Shareholders' Equity	$274,027	$248,253

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2017	2018
Revenues:
Advertising	$59,697	$62,501
Search and other	71,967	61,201
Total Revenues	131,664	123,702

Costs and Expenses:
Cost of revenues	11,807	11,867
Customer acquisition costs and media buy	63,838	62,990
Research and development	8,967	10,222
Selling and marketing	26,465	19,782
General and administrative	11,188	9,167
Depreciation and amortization	9,909	4,562
Impairment charges	43,847	-
Restructuring costs	-	2,075
Total Costs and Expenses	176,021	120,665

Income (Loss) from Operations	(44,357)	3,037
Financial expense, net	3,522	1,806

Income (Loss) before Taxes on Income	(47,879)	1,231
Taxes on Income	9,789	(188)

Net Income (Loss)	$(38,090)	$1,043

Net Earnings (Loss) per Share - Basic and Diluted	(1.47)	0.04
Weighted average number of shares
Basic	25,849,417	25,850,021
Diluted	25,849,417	25,852,109

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2018

Net Income (Loss)	$(38,090)	$1,043

Other comprehensive income (Loss):
Change in foreign currency translation	419	(97)
Cash Flow Hedge:
Unrealized gain (loss) from cash-flow hedges, net of taxes	548	(247)
Less: reclassification adjustment for net losses (gains) included in net income	(386)	55

Net change	162	(192)

Other comprehensive income:	581	(289)

Comprehensive Income (Loss)	$(37,509)	$754

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income (loss)	Accumulated deficit	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2016 (audited)	25,741,021	210	234,831	(265)	(25,630)	(1,002)	208,144

Stock-based compensation	-	-	2,144	-	-	-	2,144
Vesting of restricted stock units	109,000	1	-	-	-	-	1
Other comprehensive income	-	-	-	797	-	-	797
Net loss	-	-	-	-	(72,754)	-	(72,754)

Balance as of December 31, 2017 (audited)	25,850,021	211	236,975	532	(98,384)	(1,002)	138,332

Stock-based compensation	-	-	1,484	-	-	-	1,484
Vesting of restricted stock units	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	(289)	-	-	(289)
Net income	-	-	-	-	1,043	-	1,043

Balance as of June 30, 2018 (unaudited)	25,850,021	211	238,459	243	(97,341)	(1,002)	140,570

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2018
Operating activities:
Net Income (loss)	$(38,090)	$1,043
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,909	4,562
Impairment of intangible assets and goodwill	43,847	-
Stock-based compensation expense	1,119	1,484
Foreign currency translation	10	12
Accrued interest, net	217	223
Deferred taxes, net	(10,752)	(9)
Accrued severance pay, net	186	(745)
Change in payment obligation related to acquisition	28	-
Fair value revaluation - convertible debt	3,767	(992)
Restructuring costs related to impairment of property and equipment	-	462
Net changes in operating assets and liabilities:
Accounts receivable, net	12,128	12,669
Prepaid expenses and other	(3,378)	5,931
Other assets	194	493
Accounts payable	(6,138)	(4,178)
Accrued expenses and other liabilities	(1,160)	(2,661)
Deferred revenues	(116)	(840)
Net cash provided by operating activities	$11,771	$17,454

Investing activities:
Purchases of property and equipment	$(1,266)	$(107)
Proceeds from sale of property and equipment	1	59
Capitalization of development costs	(2,781)	(1,119)
Short-term deposits, net	6,911	5,913
Net cash provided by investing activities	$2,865	$4,746

Financing activities:
Exercise of stock options and restricted share units	1	-
Payments made in connection with acquisition	(551)	-
Repayment of convertible debt	(7,901)	(8,167)
Repayment of short-term loans	(7,000)	-
Proceed from long-term loans	5,000	-
Repayment of long-term loans	(7,414)	(10,982)
Net cash used in financing activities	$(17,865)	$(19,149)
Effect of exchange rate changes on cash and cash equivalents	192	44
Net increase (decrease) in cash and cash equivalents	$(3,037)	$3,095
Cash and cash equivalents at beginning of period	23,962	31,567
Cash and cash equivalents at end of period	$20,925	$34,662

Supplemental Disclosure of Cash Flow Activities:
Purchase of property and equipment on credit	$45	$1

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2018, the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2017 and 2018, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2018, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2018, as well as its results of operations and cash flows for the six months ended June 30, 2017 and 2018. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 27, 2018 (the "Annual Report").

b.
There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes, except as noted below (see note 2e).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of share-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

d.	Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606"), and all related appropriate guidance. The Company recognizes revenue under the core principle to depict the transfer of control to its customers in an amount reflecting the consideration to which it expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company generates revenues primarily from two major sources:

Search Revenues - the Company obtains its search revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers (either based on fixed price models, pay-per-search fee or portion of the revenue generated by the search partners).

Advertising Revenues - the Company primarily generates advertising revenues from delivering, high impact ad formats creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

The Company recognizes revenue when all four revenue recognition criteria have   been met: persuasive evidence of an arrangement exists; services are rendered; the fee or price charged is fixed or determinable; and collectability is reasonably assured. Deferred revenue is recorded when payments are received from customers in advance of the Company's rendering of services.

e.	Recently Issued Accounting Pronouncements

•
In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

•
In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

•
In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effects of this standard on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Recently Adopted Accounting Pronouncements

•
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605). The Company adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. The adoption of this guidance doesn’t have a material impact on the consolidated financial statements. See note 2d for further details.

•
In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition approach.

g.	Reclassifications

Certain items of expense for the fiscal year of 2017 have been reclassified to conform to current year financial statement presentation.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:         FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2018:

	June 30, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,459	$-	$1,459

Total financial assets	$-	$1,459	$-	$1,459

Liabilities:
Derivative liabilities	-	84	-	84
Convertible debt	16,071	-	-	16,071

Total financial liabilities	$16,071	$84	$-	$16,155

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$3,486	$-	$3,486

Total financial assets	$-	$3,486	$-	$3,486

Liabilities:
Convertible debt	25,353	-	-	25,353

Total financial liabilities	$25,353	$-	$-	$25,353

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:         GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2018, the Company had two reporting units – Search and Advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As of 30 June 2018, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

b.	Intangible assets, net

The following is a summary of the intangible assets as of the periods below:

	December 31, 2017	Amortization	Impairment	OCI	June 30, 2018
Intangible assets:
Acquired technology	30,837	-	-	58	30,895
Accumulated amortization	(19,959)	(654)	-	(44)	(20,657)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	2,129	(654)	-	14	1,489

Customer relationships	31,949	-	-	19	31,968
Accumulated amortization	(18,832)	(502)	-	(14)	(19,348)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	2,691	(502)	-	5	2,194

Tradename and other	18,457	-	-	82	18,539
Accumulated amortization	(6,858)	(1,245)	-	(34)	(8,137)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	6,489	(1,245)	-	48	5,292

Intangible assets, net	11,309	(2,401)	-	67	8,975

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:         DERIVATIVES AND HEDGING ACTIVITES

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see note 7), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt is measured at fair value at each reporting date, the SWAP does not qualify and was not designated as a cash flow hedge under ASC 815.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

As of June 30, 2018, and December 31, 2017, the notional value of the Company’s derivative instruments was $18,134 and $51,504, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:         DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,	June 30,
	Balance sheet	2017	2018

Derivatives designated as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$140	$4
	''Accrued expenses and other liabilities''	-	84
	''Accumulated other comprehensive income (loss)''	116	(76)

Derivatives not designated as hedging instruments:

Cross currency SWAP	''Prepaid expenses and other current assets''	$3,346	$1,455

The net gains (losses) reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain (loss) recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Six months ended June 30,	Statement of Income item	Six months ended June 30,
	2018		2017	2018
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$(192)	"Operating expenses"	$386	$(55)

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts		"Financial expenses"	148	7
SWAP		"Financial expenses"	2,210	(1,891)

Total	$(192)		$2,744	$(1,939)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHORT-TERM AND LONG-TERM DEBT

1.
On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50,000, due in quarterly installments from March 2016 to November 2019. The installments started at $625 per quarter, increase to $1,250 per quarter in March 2018 and require a final payment upon maturity of $35,000. The outstanding principal bears interest at LIBOR plus 5.5% per annum and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The credit is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under the merger agreement with Undertone. The debt issuance cost amounted to $1,399, which was deducted from the carrying amount of that debt in the consolidated balance sheets and amortized during the term of the loan as interest expense according to the effective interest method.

According to the credit agreement, Undertone has the option for prepayment, which shall be applied to principal installments as specified by Undertone. In 2016, Undertone prepaid $5,000, which was applied to the final principal upon maturity. In May 2017, Undertone prepaid an additional $5,000, which was applied to the final principal upon maturity. In November 2017, Undertone opted to exercise its equity cure right to cure certain financial covenant defaults for the fiscal quarter ending September 30, 2017.  To this extent, Undertone paid $1,580 which was applied to subsequent amortization payments in the direct order of maturity. In connection with the exercise of this equity cure, Undertone paid an additional $264 which was applied to the amortization payment from December 31, 2017.

On March 6, 2018, the Company entered into a fourth amendment to its secured credit agreement which provides for a waiver of the financial covenants of the quarter ending December 31, 2017, and provides certain covenants relief. The Amendment was conditioned upon an $8,000 prepayment of the term loan, which took place the same date. The Amendment also provides for additional covenant relief for every $2,000 increment of voluntary prepayments on the term loan up to $4,000.

As of June 30, 2018, the principal outstanding balance was $22,195.

The Company was in compliance with all its financial covenants under the credit agreement as of June 30, 2018.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHORT-TERM AND LONG-TERM DEBT (Cont.)

2.
On May 9, 2017, the Company secured $17.5 million under a new credit facility from an Israeli bank. $17.5 million includes $12.5M revolving credit line and $5M term loan. The $12.5M credit facility is secured, among other, by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients.  Both facilities are guaranteed by Perion. Out of the total credit facility, $5 million is a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017, and a $12.5 million revolving credit line bearing interest at LIBOR plus 3.5% per annum. As June 30, 2018, the remaining balance of the loan was $3.3 million. The $12.5 million credit line is available until May 15, 2020 and is not utilized as of June 30, 2018.

3.	As of June 30, 2018, the aggregate principal annual maturities are as follows:

Repayment amount

2018 (six months ending December 31)	3,120
2019	21,714
2020	694

Total principal payments	25,528
Less: unamortized original issue discount	(611)

Present value of principal payments	24,917
Less: current portion	(5,535)

Long-term debt	$19,382

NOTE 7:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"). The Company issued Bonds with an aggregate par value of approximately ILS 143,500 thousands, out of which, as of June 30, 2018 approximately ILS 57,394 thousands are outstanding, (approximately $15,712). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The principal of the Bonds, denominated in ILS, is repayable in five equal annual installments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 100.815 per share ($27.62 on June 30, 2018) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a right offering or a distribution of bonus shares or a cash dividend.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         CONVERTIBLE DEBT (cont.)

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC No. 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings.

The changes of the long-term convertible debt in the six months ended June 30, 2018 were as follows:

Balance as of January 1, 2018	$25,353

Change in accrued interest	489
Change in fair value	(992)
Payment of interest	(612)
Payment of principal	(8,167)

Balance as of June 30, 2018 *	$16,071

* Includes accrued interest of $196

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross-currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of June 30, 2018, the Company satisfies all the financial covenants associated with both the Bonds and the SWAP.

As of June 30, 2018, the aggregate principal annual payments of the bonds are as follows:

Repayment amount

2019	7,862
2020	7,862

$15,724

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for its offices in Holon, Israel. The lease expires in January 2025, with an option for the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019.

In June 2018, Undertone entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2023.

Certain facilities of the Company are rented under operating lease agreements. The Company recognizes rent expense under such arrangements on a straight-line basis.

In addition, the company has a lease agreement in Paris. The lease expires in 2021.

Furthermore, the Company leases motor vehicles for employees in Israel under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of June 30, 2018 are as follows:

	Minimum lease payments	Minimum sublease rentals	Net future minimum lease commitment

2018 (six months ending December 31)	$2,909	$1,481	$1,428
2019	4,845	2,975	1,870
2020	4,701	2,457	2,244
2021	4,780	2,396	2,384
2022	4,141	1,832	2,309
Thereafter	10,211	4,359	5,852
	$31,587	$15,500	$16,087

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:        COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim was commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment shall be paid to SweetIM's shareholders. As of June 30, 2018, the Company maintained the $ 5,000 liability in it’s financial statements that was recorded at the time it entered into the SPA.

c.	Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Undertone related to Undertone’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. In November 2017, the court dismissed the case for administrative reasons, since Adtile had not commenced arbitration proceedings. The Company is still unable to predict the outcome or range of possible loss as of the date of these financial statements, since to date Adtile had not commenced arbitration procedures. Regardless, the Company believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

In addition, from time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

All Ordinary shares, exercise prices of options, per share data and earnings per share amounts have been adjusted retroactively for all periods presented in these financial statements, to reflect the 3:1 reverse share split that the Company effected on August 24, 2018 (refer also to note 14).

b.	Stock Options, Restricted Stock Units ("RSUs") and Warrants

The Company’s 2003 Equity Incentive Plan (the “Plan”) was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan to include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2018, there were 998,381 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based stock options for the six months ended June 30, 2018:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	4,203,888	$4.52	4.27	$56
Granted	644,651	3.11	-	-
Forfeited	(1,179,233)	5.21	-	-
Outstanding at June 30, 2018	3,669,306	4.05	5.37	938
Exercisable at June 30, 2018	911,500	6.13	3.83	127
Vested and expected to vest at June 30, 2018	2,557,089	$5.14	4.49	$400

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based stock options for the six months ended June 30, 2018:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	283,331	$4.93	-	$-
Forfeited	(66,666)	6.84	-	-
Outstanding at June 30, 2018	216,665	4.35	4.63	40
Exercisable at June 30, 2018	91,666	5.86	2.13	7
Vested and expected to vest at June 30, 2018	135,181	$6.97	2.24	$-

The performance based options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

In 2015, in connection with the Undertone acquisition, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 to a third-party vendor that provides development services to Undertone. As of June 30, 2018, all warrants are outstanding.

NOTE 10:       INCOME TAXES

The Company had effective tax rate of 15.3% and 20.4% for the six months ended June 30, 2018 and 2017, respectively. The variations in the effective tax rate between periods are significantly impacted by the level of pre-tax loss in each of the periods, mainly due to the impairment of intangible assets (see Note 4), and the mix of taxable income and loss between the different jurisdictions.

The Company had a tax expenses (benefit) of $188 and ($9,789) for the six months ended June 30, 2018 and 2017, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2017	2018
Numerator:
Net income (loss) attributable to ordinary shares - basic and diluted	$(38,090)	$1,043

Denominator:
Number of ordinary shares outstanding	25,849,417	25,850,021

Diluted Number of ordinary shares outstanding	25,849,417	25,852,109

Net Earnings (Loss) per Share - Basic and Diluted	$(1.47)	$0.04

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	5,830,800	4,453,188

NOTE 12:       MAJOR CUSTOMER

The following table sets forth one customer that represented more than 10% of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2017	2018

Customer A	49%	48%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:       GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2018 and 2017, allocated to the geographic areas in which it was generated:

	Six months ended June 30,
	2017	2018
	Unaudited	Unaudited

North America (mainly U.S.)	$105,073	$97,128
Europe	22,036	21,307
Other	4,555	5,267

	$131,664	$123,702

Revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2017 and June 30, 2018:

	December 31,	June 30,
	2017	2018
	Audited	Unaudited

Israel	$12,229	$11,928
U.S.	4,064	3,560
Europe	1,183	450

	$17,476	$15,938

NOTE 14:	SUBSEQUENT EVENTS

Reverse Share Split

On August 24, 2018, the company effected a 3:1 “Reverse Share Split” of its Ordinary shares. The accompanying consolidated financial statements and notes give retroactive effect to the reverse stock split for all periods presented. All fractional shares created by the Reverse Share Split have been rounded down to the nearest whole share.